Exhibit 12.01

SOUTHWEST GAS CORPORATION

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

(Thousands of dollars)

	For the Twelve Months Ended
	Sep 30, 2010	December 31,
		2009	2008	2007	2006	2005
1. Fixed charges:
A) Interest expense	$76,809	$81,861	$90,403	$94,035	$92,878	$87,687
B) Amortization	2,607	2,097	2,880	2,783	3,467	3,700
C) Interest portion of rentals	6,247	6,644	7,802	7,952	6,412	6,333

Total fixed charges	$85,663	$90,602	$101,085	$104,770	$102,757	$97,720

2. Earnings (as defined):
D) Pretax income from continuing operations	$160,477	$132,035	$101,808	$131,024	$128,357	$68,435
Fixed Charges (1. above)	85,663	90,602	101,085	104,770	102,757	97,720

Total earnings as defined	$246,140	$222,637	$202,893	$235,794	$231,114	$166,155

	2.87	2.46	2.01	2.25	2.25	1.70